Aleafia and Serruya Private Equity Reach Agreement for National Retail Dispensary, top
Performing Brands and $10M Investment
Transactions Positions Aleafia as Major Supplier, Retailer of Adult-use Cannabis

TORONTO, November 21, 2018 /Globe Newswire/ – Aleafia Health Inc. (TSXV: ALEF; OTCQX: ALEAF, FRA: ARAH) (“Aleafia“ or the “Company“), and Serruya Private Equity (“Serruya” and together with the Company, the “Parties”), have settled final forms of definitive joint venture and other agreements that will see the Parties launch a Canada-wide cannabis retail Joint Venture (“Retail JV”) along with a domestic and international cannabis brands Joint-Venture (“Brands JV”, and together with the Retail JV, the “Joint Venture”). Serruya will also make a $10 million strategic investment in Aleafia via a non-brokered private placement financing (“Private Placement”) and Aleafia will invest $5 million of such gross proceeds of the Private Placement into the Joint Venture.

The Brands JV will conduct business under the name “Flying High Brands Inc.” with Aleafia owning fifty-one percent (51%) and Serruya owning forty-nine percent (49%). The Joint Venture enables multiple income streams throughout the value chain, with Aleafia’s cultivation producing cannabis for processing, extraction, packaging and eventual listing in retail locations and with provincial distributors.

Additional Highlights:

  Backed and supported with a $10 million investment by Serruya and its affiliate, International Franchise Inc., which has over 4500 quick service restaurant locations in over 50 countries
  Serruya has also been a leading early cannabis industry force as cannabis industry investors in both emerging and established issuers and other industry participants
  Launch approximately 20 proposed retail outlets, with a subsequent national and international expansion plan (excluding the U.S.)
  With turn-key store launch, licensing agreements cover established, commercially proven international cannabis brands
  Ready-made store design and retail systems in place, along with intellectual property including genetics and packaging

“We greatly look forward to working closely with Aleafia’s strong management team. Together we will build and scale a retail cannabis chain with immediate national reach and global expansion plans,” said Aaron Serruya, a principal of SPE. “We are very excited to once again play an early role in developing one of the world’s largest cannabis companies.”

“Aleafia is now well positioned to produce commercially proven international cannabis brands for our national cannabis retail network along with provincial distributors,” said Aleafia Chief Executive Officer Geoffrey Benic. “In launching adult-use cannabis operations, we will greatly benefit from working with and receiving Serruya’s substantial financial backing. These transactions will see Aleafia immediately assume a leadership role in adult-use cannabis production, supply and retailing, complementing our proven medical cannabis operations.”

Strategic Investment:

Serruya will also make a strategic investment in Aleafia through a $10 million non-brokered private placement and in return acquire 5 million common shares in Aleafia at a price of $2.00 per share.

The Retail JV will conduct business under the name “One Plant (Retail) Corp.” with Aleafia owning 9.9 percent and Serruya owning 90.1 percent. Aleafia will have the right of first refusal to increase ownership in the Retail JV up to 49 percent, subject to compliance with applicable provincial regulations at all material times. Aleafia will purchase its 51 percent stake in the Brands JV company by way of an issuance from treasury and the issuance of 6 million common shares in Aleafia to Serruya.

The transactions are subject to customary closing conditions, including receipt of final approvals of the TSX Venture Exchange.

For Investor & Media Relations, please contact:

Nicholas Bergamini, VP, Public Affairs

IR@AleafiaInc.com

About Aleafia Health Inc.:

Aleafia is a vertically integrated, national cannabis company with major medical clinic, cannabis cultivation and R&D operations. The company is a federally licensed producer and vendor of cannabis and will reach an annual production capacity of 98,000 kg of dried cannabis in 2019.

Aleafia operates 22 medical cannabis clinics staffed by physicians and nurse practitioners, with over 50,000 patients. The company is highly differentiated, maintaining the largest medical cannabis dataset in the world with significant intellectual property holdings and current R&D operations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company's current expectations. When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. The forward-looking statements and information in this press release includes information relating to the implementation of Aleafia Health's business plan. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with the implementation of Aleafia Health's business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company's common share price and volume. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.